ACADIAN ASSET MANAGEMENT INC.
INSIDER TRADING POLICY
January 1, 2025

Why does Acadian Asset Management Inc. have a Policy on Insider Trading?

Acadian Asset Management Inc. (“AAMI”) adopted this policy on Insider Trading to reduce the risk that any AAMI employee or Director might be found to have engaged in insider trading in AAMI securities in violation of securities laws. Insider trading may result in unfair advantage or manipulation of the market in AAMI’s securities and may adversely affect the value of AAMI’s securities. It may also expose you and AAMI to potential liability. This policy sets parameters for when trading in AAMI’s securities is not permitted or appropriate and is not intended to impose on AAMI or you any civil, criminal or other liability that would not otherwise exist. It is not intended to be a comprehensive review of the laws on insider trading. In addition, it is the policy of AAMI to comply with all applicable securities laws when transacting in its own securities.

Please do not hesitate to contact AAMI Legal with any questions you have about this policy.

Who Should Comply with this Policy?

The requirements of this policy apply to AAMI employees, officers and Directors. In addition, under certain circumstances, other individuals who work with AAMI or an AAMI Affiliate may also be required to comply with this policy (e.g., temporary workers and consultants). AAMI Legal will notify such individuals when, and if, they are required to comply. The trading restrictions in this policy apply to the purchase or sale of AAMI’s securities for any fiduciary account (e.g., trustee, executor, custodian) where you make the investment decision even when you do not have a pecuniary interest in the securities held in the account.

If you know or have reason to believe that this policy has been or is about to be violated, you should bring the actual or potential violation to the attention of AAMI Legal immediately.

What is Insider Trading?

The Securities and Exchange Commission and other regulators are very effective at detecting and pursuing insider trading cases and they have aggressively prosecuted insider traders and tippers. Any person who engages in insider trading or tipping (as discussed below) can face a substantial jail term (up to 20 years), civil penalties of up to three times the profit gained (or loss avoided) by that person and/or his or her “tippee,” and criminal fines of up to $5,000,000. In addition, if it is found that AAMI failed to take appropriate steps to prevent insider trading, AAMI may be subject to significant criminal fines and civil penalties of up to $1,000,000 or, if greater, three times the profit gained (or loss avoided) as a result of the insider trading.

Material Nonpublic Information, or “MNPI”	Material nonpublic information relevant to a security. Whether a particular item is “material” or “nonpublic” will be judged with 20-20 hindsight. Accordingly, when in doubt as to a particular item of information, you should presume it to be material and not to have been sufficiently disclosed to the public. Do not hesitate to contact AAMI Legal with any questions you may have.
Insider Trading	Buying or selling any securities while in possession of material nonpublic information.
Material Information	If there is a substantial likelihood that a reasonable investor would consider the information significant in making an investment decision or the information could reasonably be expected to have a substantial effect on the price of AAMI’s securities. Material information can be positive or negative and can relate to virtually any aspect of AAMI’s business.
Nonpublic Information	Information is “nonpublic” as to a security until it has been effectively communicated to the marketplace through a press release, SEC filing or other appropriate media and enough time has elapsed to permit the investment market to absorb and evaluate the information. If there is any doubt whatsoever as to whether information has been effectively communicated to the marketplace, such information should be considered nonpublic until such time as there is no doubt.
Tipping	To communicate material nonpublic information to others who buy or sell any securities on the basis of such information.

Examples of events or developments that should be presumed to be material with respect to AAMI’s securities would be:
•knowledge of a trend in AAMI’s revenues, earnings, or assets under management not yet fully disclosed to the public;
•acquisition, material loss, or regulatory action with respect to AAMI or an AAMI Affiliate;
•significant legal exposure due to actual, pending or threatened litigation;
•a purchase or sale of substantial assets;
•changes in senior management or other major personnel changes;
•changes in dividend policy, declaration of a share split or the offering of additional securities; and
•changes in AAMI’s auditors or a notification from its auditors that AAMI may no longer rely on the auditor’s audit report.
These examples are illustrative only; many other types of information may be considered material, depending on the circumstances. The materiality of particular information should be reevaluated on a regular basis.

Activities You Should Avoid
•Trading on Material Nonpublic Information: You should not trade in AAMI’s securities (including purchases and sales of AAMI’s securities, options, warrants, puts, calls and other derivative securities) or enter into a written plan for the purchase or sale of AAMI’s securities (a “Planned Sale Program”) when you possess information about AAMI or an AAMI Affiliate that could potentially constitute material nonpublic information, and should not communicate, or “tip” the information to any third party, except to persons who have a legitimate need to know such information and understand their obligation not to trade on it. You should not have others trade in AAMI’s securities on your behalf while you are in possession of material non-public information. Further, you may not use knowledge about any client securities recommendations, holdings or transactions (or potential transactions), or nonpublic information about another company obtained in the course of your work for AAMI, for personal profit.
•Trading During a Blackout Period: You, your spouse and members of your immediate family sharing your household should not trade in AAMI’s securities (including purchases, sales, gifts, loans, pledges, hedges, contributions to a trust, or any other transfers) or enter into a Planned Sale Program during the following blackout periods:
◦the period beginning the last trading day of each quarter and ending at the close of trading two full trading days after the release of AAMI’s quarterly or annual earnings results following that quarter; and
◦any other period designated by AAMI Legal as a period during which you should not engage in any transaction involving AAMI’s securities.
A “trading day” is any day when the New York Stock Exchange is open for trading.
•Trading during a Retirement Plan Blackout Period (AAMI Directors and Executive Officers Only): As an AAMI Director or Executive Officer, you should not trade in AAMI equity securities acquired in connection with your service as a director or executive officer during any period that has been designated by AAMI as a Retirement Plan Blackout Period. There are limited exceptions, and AAMI Directors and Executive Officers should consult with AAMI Legal prior to attempting to trade in AAMI’s equity securities.

KEY TAKEAWAYS
Do not trade in AAMI shares when in possession of MNPI

Do not transact in any security when you possess MNPI

Do not trade in AAMI shares during a blackout period

AAMI Directors and Executive Officers should not trade in AAMI shares during a Retirement Plan Blackout Period

Do not short AAMI shares

Seek pre-clearance before trading in AAMI shares or entering into a Planned Sale Program

Do not trade in AAMI shares if you have MNPI, even with pre-clearance

Individual Account Plans	Encompasses a variety of pension plans, including 401(k) plans.
Retirement Plan Blackout Period	Federal securities laws prohibit directors and executive officers from trading in AAMI equity securities acquired in connection with their service as directors or officers during any period of more than three consecutive business days during which the ability of at least 50% of the participants or beneficiaries under all Individual Account Plans maintained by AAMI to purchase, sell or otherwise acquire or transfer an interest in any equity securities of AAMI held in such plan is temporarily suspended by AAMI, a fiduciary of the plan or by the plan terms or the plan service provider.
•Short Sales: You, your spouse and members of your immediate family sharing your household should not sell short shares of AAMI. Short sales involve transactions in which you do not own AAMI’s securities at the time of the sale as well as those in which you own AAMI’s securities but plan to deliver securities other than your own securities in connection with the sale of AAMI’s securities (a.k.a. selling short against the box). You, your spouse and members of your immediate family sharing your household should not buy put or sell call options on AAMI’s securities when they do not own at least the number of securities underlying the option. This restriction does not apply to “variable prepaid forward” contracts or similar arrangements that have been precleared by AAMI Legal.
What You Need to Do
•Obtain Pre-Clearance: You, your spouse and members of your immediate family sharing your household should obtain clearance from AAMI Legal prior to (i) engaging in any transaction involving AAMI’s securities and/or (ii) entering into a Planned Sale Program. Each proposed transaction or entry into a Planned Sale Program will be evaluated to determine if it raises insider trading concerns or other concerns under federal or state securities laws and regulations. AAMI Legal may disapprove the transaction or entry into the Planned Sale Program if it is determined that it could result in a violation of this Policy. Any advice provided by AAMI Legal to you will relate solely to the restraints imposed by law and will not constitute investment advice. Clearance of a transaction or entry into a Planned Sale Program is generally valid only for a period of two trading days unless AAMI Legal has specified in writing an alternate period of validity (not to exceed five trading days). If the transaction order is not placed or the Planned Sale Program is not entered into, as applicable, within that two-trading-day period (or other period designated by AAMI Legal), clearance should be re-requested. If pre-clearance is denied, you should keep the information pertaining to the denial confidential. Any pre-clearance granted by AAMI Legal may be withdrawn at any time upon notice to you. Any request for pre-clearance may denied by AAMI Legal for any or no reason. Notwithstanding the pre-clearance of any request, AAMI (including AAMI Legal) assumes no liability for the consequences of any transaction made pursuant to such request.
Even if you have received pre-clearance or are not required to obtain pre-clearance, neither you, your spouse nor any member of your immediate family sharing your household may trade in any securities (including options and other derivative securities) of AAMI or enter into a Planned Sale Program if you or such other person is in possession of material nonpublic information about AAMI (or material, nonpublic information regarding an AAMI affiliate that could potentially constitute material nonpublic information at the AAMI level).
•Maintain Confidentiality: You should maintain the confidentiality of AAMI and AAMI Affiliate internal information and may only release internal information to authorized persons for authorized business purposes. Unauthorized disclosure of internal information about AAMI, whether or not for the purpose of facilitating improper trading in AAMI’s securities, may cause AAMI serious problems. As a public company, AAMI is required under Regulation Fair Disclosure of the federal securities laws to avoid the selective disclosure of material nonpublic information.
•Report Violations: You should promptly report any violations of this policy to AAMI Legal.

•Report Section 16 Transactions (AAMI Directors and Section 16 Officers Only): As an AAMI Director or Officer who has been designated a “Section 16 Officer” by AAMI Legal, you should immediately report changes of beneficial ownership in AAMI’s equity securities (including purchases, sales, option exercises, security/option grants, gifts, transfers, pledges, 10b5-1 Plan transactions, restricted security grants, and most other equity compensation transactions) to AAMI Legal so that a Form 4 may be electronically filed with the Securities and Exchange Commission before the end of the second business day following the transaction date.
Exceptions to the General Policy
•Rule 10b5-1 Planned Sale Programs: In the event you have entered into a Planned Sale Program (as described below) in compliance with this policy, the above requirement to “Obtain Pre-Clearance” and the “Trading During a Blackout Period” prohibition do not apply to transactions in AAMI’s securities pursuant to the terms of such Planned Sale Program.
A Planned Sale Program, or, a “10b5-1 Plan” is a contract, instruction or written plan that sets forth a plan to sell securities in the future without any further investment decision(s) at the time of the actual consummation of the trade.
A 10b5-1 Plan must be established (or amended, as the case may be) in good faith at a time when you were not aware of material nonpublic information, and you must act in good faith with respect to the 10b5-1 Plan. In addition, any modification or change to the amount, price or timing of a trade under a 10b5-1 Plan constitutes the adoption of a new 10b5-1 Plan with such modified terms.
Any document intended to qualify as a 10b5-1 Plan must adhere to the requirements of Rule 10b5-1 of the Exchange Act, including the restrictions set forth below, and such document (including any amendments or modifications thereof) must be pre-cleared by AAMI Legal in advance of adoption, amendment or modification.
◦Cooling-Off Period. Each 10b5-1 Plan must provide for a cooling-off period prior to the commencement of trading thereunder. If you are a director or officer (as defined in Section 16 of the Exchange Act), the cooling-off period must expire no earlier than the later of (i) ninety (90) days following adoption of the plan or (ii) two (2) business days after the filing of AAMI’s Form 10-K or Form 10-Q that includes financial results for the quarter during which the plan was adopted, subject to a maximum cooling-off period of one hundred twenty (120) days after adoption of the plan. If you are not a director or officer, the cooling-off period must be at least thirty (30) days after adoption of the plan. In addition, in the event of any modification or change to the amount, price or timing of a trade under a 10b5-1 Plan, a new cooling-off period as described above will be required between such modification or change and the first possible transaction under such revised plan or any new plan.
◦No Overlapping Plans. No person entering into a 10b5-1 Plan may have a separate 10b5-1 Plan outstanding, except a person may (i) use multiple brokers to effect transactions that, when taken together, satisfy the requirements for a 10b5-1 Plan, (ii) maintain another 10b5-1 Plan so long as transactions under the later-commencing plan cannot begin until after all transactions under the earlier-commencing plan have been completed or expire without completion and the applicable cooling-off period is satisfied, treating the termination of the earlier-commencing plan as the date of adoption of the later-commencing plan, or (iii) adopt a second plan that only allows sales that are necessary to satisfy tax withholding obligations that arise from the vesting of a compensatory award and such person does not exercise control over the timing of such sales.
◦Limitation on Single Trade Plans. No person may adopt a 10b5-1 Plan that contemplates only a single transaction if such person had adopted a plan contemplating only a single transaction within the prior twelve (12) months.

◦Certification by Directors and Officers. Directors and officers (as defined in Section 16 of the Exchange Act) must include a representation in the 10b5-1 Plan certifying that, on the date of adoption of the plan, such director or officer is not aware of material nonpublic information about AAMI or its securities and such director or officer is adopting the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Exchange Act Section 10(b) and Exchange Act Rule 10b-5.
◦Information Provided by Directors and Officers. Each quarter, AAMI is required to publicly disclose when directors or officers adopt or terminate 10b5-1 Plans and provide a description of the material terms of each plan, including the name of the director or officer, the date of adoption or termination, the duration and the aggregate number of securities to be purchased or sold (however, the price at which the person executing the plan is authorized to trade does not need to be publicly disclosed). Therefore, directors and officers (as defined in Section 16 of the Exchange Act) must provide AAMI Legal with a final executed copy of, and any amendments to, (i) any 10b5-1 Plan and (ii) any other adopted written arrangement for trading the AAMI’s securities, in each case within two business days of the adoption or amendment thereof. In addition, directors and officers (as defined in Section 16 of the Exchange Act) must notify AAMI Legal of any termination of any 10-b5-1 Plan or such other written securities trading arrangement promptly upon termination.
•Exception for Certain Transfers: The above “Trading During a Blackout Period” prohibition does not apply to bona fide gifts of AAMI’s securities by you to a trust formed for estate-planning purposes or a family limited partnership, charitable foundation or similar entity, if investment and voting decisions of the organization are controlled by you, as transferor, and you have confirmed in writing that you: (1) will not permit the transferee to sell or otherwise transfer AAMI’s securities while you are in possession of material nonpublic information or during a Blackout Period and (2) will notify AAMI Legal of the transfer.
•Transactions under AAMI Benefit Plans: This Policy does not apply to the following transactions under AAMI benefit plans, except as noted below:
◦Stock Option Exercises: This Policy’s trading restrictions generally do not apply to the exercise of a stock option nor do they apply to the cashless exercise of an option through AAMI. The trading restrictions do apply, however, to any sale of the underlying stock or to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to cover the costs of exercise.
◦Restricted Stock Units: This Policy’s trading restrictions do not apply to the vesting of restricted stock units, or the exercise of a right to have AAMI withhold shares to satisfy tax withholding consequences of vesting. This Policy does apply, however, to market sales of any shares received.
◦401(k) Plan: This Policy’s trading restrictions do not apply to purchases of securities in AAMI’s 401(k) plan as a result of any periodic contributions made pursuant to payroll deductions.
•Transactions in “Broad Basket” Funds: Transactions in mutual funds, exchange-traded funds, index funds or other “broad basket” funds that own or hold AAMI’s securities as one of many investments are not subject to this Policy.
•Other Exceptions: AAMI’s Chief Legal Officer may make exceptions to this Policy, as he/she deems appropriate and in compliance and accordance with legal and regulatory requirements.
Responsibilities of AAMI Legal
•Oversight of this Policy: AAMI Legal is responsible for overseeing compliance with this policy. Waiver of any provision of this policy may be authorized in writing by the Chief Legal Officer, and any waivers shall be reported to the AAMI Board of Directors at its next regularly scheduled meeting.

•Maintain Records: AAMI Legal will maintain records required by this policy consistent with AAMI’s Records and Information Management policy.
•Maintain Your Privacy: AAMI Legal recognizes that information collected under this policy is sensitive and private and will use its best efforts to properly handle and safeguard it. Only authorized persons are permitted access to your information. It is also possible that information may be requested in connection with regulatory examinations or for other legitimate purposes and AAMI reserves the right to comply with such requests.
•Training: AAMI Legal is responsible for periodically training AAMI employees and directors on the prohibitions and requirements under this policy.
•Determine Sanctions: AAMI Legal will consult with executive management, if necessary, to evaluate and resolve violations of this policy. If you violate this policy, you may be subject to sanctions, including one or more of the following:
◦a letter to your personnel and/or personal trading file;
◦suspension or termination of employment;
◦a fine; and/or
◦referral to regulatory or law enforcement agencies.